Exhibit (a)(5)(D)

FOR IMMEDIATE RELEASE	NEWS

PARTIAL TENDER OFFER FOR RADVISION SHARES
EXTENDED TO JUNE 25, 2009

Tel Aviv, Israel, June 11, 2009 – Mr. Zohar Zisapel announced today that he is extending the expiration date of his pending tender offer to purchase 5.0% of the outstanding ordinary shares of RADVISION Ltd. (Nasdaq: RVSN) (currently, 971,394 RADVISION shares) for $7.70 per share, net to the seller in cash, less any required withholding taxes and without interest.

As a result of the extension, the initial period of the tender offer and withdrawal rights, previously scheduled to expire on Monday, June 15, 2009, will now expire at 10:00 a.m., New York time, or 5:00 p.m., Israel time, on Thursday, June 25, 2009. The additional period of the tender offer, if the conditions to the offer have been satisfied (or waived, to the extent permitted by applicable law), will now expire at 10:00 a.m., New York time, or 5:00 p.m., Israel time, on Monday, June 29, 2009. Mr. Zisapel further announced that he has waived his right to extend the initial offer period beyond June 25, 2009.

No changes were made to the offer price of $7.70 per share.

According to a preliminary count by the depositaries for the offer, as of 5:00 p.m., Israel time, on June 10, 2009, 2,728 RADVISION shares had been validly tendered in Mr. Zisapel’s offer and not withdrawn.

On June 10, 2009, the last trading day on Nasdaq before this announcement, the closing price of the RADVISION shares on Nasdaq was $7.87. On June 10, 2009, the last full trading day on the Tel Aviv Stock Exchange (the “TASE”) before this announcement, the closing price of the RADVISION shares on the TASE was NIS 31.72 ($8.10 based on an exchange rate of NIS 3.914 per United States dollar as of June 10, 2009). Mr. Zisapel’s offer price is 2.2% less than the closing price of RADVISION shares on Nasdaq on June 10, 2009.

The complete terms and conditions of the tender offer, including important U.S. and Israeli income and withholding tax considerations relating to the tender offer, are contained in the Offer to Purchase (as amended) included as an exhibit to the Tender Offer Statement on Schedule TO (as amended) previously filed (or, with respect to this amendment, to be filed) with the U.S. Securities and Exchange Commission (SEC) and with the Israeli Securities Authority (ISA). American Stock Transfer & Trust Company is the U.S. Depositary for the offer and Clal Finance Batucha Investment Management Ltd. is the Israeli Depositary for the offer.

Important Information: This is not an offer to buy or the solicitation of an offer to sell any RADVISION shares. The tender offer that is described in this press release is only being made through the Offer to Purchase, Letter of Transmittal and related tender offer documents, as amended. All holders of RADVISION shares should read the tender offer materials, as amended, and the Tender Offer Solicitation/Recommendation Statement with respect to the tender offer filed by RADVISION, with the SEC and the ISA. Holders of RADVISION shares should read the tender offer materials and the Solicitation/Recommendation Statement because they contain important information about the tender offer. The tender offer materials, the Solicitation/Recommendation Statement and other filed documents are available at no charge on the SEC’s website at http://www.sec.gov and on the ISA’s website at http://www.magna.isa.gov.il, and will also be made available without charge to all shareholders by contacting Noa Rosenberg-Segalovitz, Adv. of Goldfarb, Levy, Eran, Meiri, Tzafrir & Co., Mr. Zisapel’s Israeli legal counsel, at the address or telephone number set forth below. Shareholders are urged to read these materials carefully before making any decision with respect to the tender offer.

About RADVISION: RADVISION is the industry’s leading provider of market-proven products and technologies for unified visual communications over IP and 3G networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless – for high definition videoconferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation networks. For more information about RADVISION, visit www.radvision.com.

About Zohar Zisapel: Mr. Zisapel served as the Chairman of the Board of Directors of RADVISION from November 1992 until August 1999 and again assumed that position in April 2001. During the last several years, Mr. Zisapel has been engaged primarily in the management of high technology companies. Mr. Zisapel is a founder and chairman of the board of directors of RAD Data Communication Ltd. and he serves as a Chairman of other public companies, including RADCOM Ltd., Ceragon Networks Ltd. and as a director of Amdocs Ltd. Mr. Zisapel holds a B.Sc. and M.SC. degrees from the Technion – Israel Institute of Technology and an MBA. degree from Tel Aviv University.

Forward-Looking Statements: This press release may contain forward-looking statements that are subject to risks and uncertainties. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION’s filings with the Securities Exchange Commission, including its Annual Report on Form 20-F. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in these forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. Mr. Zisapel undertakes no obligation to update publicly or revise any forward-looking statement.

CONTACT:
Goldfarb, Levy, Eran, Meiri, Tzafrir & Co.
2 Weizmann Street
Tel Aviv 64239, Israel
Telephone: (972) 3-608-9999